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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               ------------------
                         SHOREWOOD PACKAGING CORPORATION
                       (Name of Subject Company (Issuer))

                          INTERNATIONAL PAPER-37, INC.
                           INTERNATIONAL PAPER COMPANY
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                          (INCLUDING ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                    825229107
                      (CUSIP Number of Class of Securities)

                              James W. Guedry, Esq.
                          Vice President and Secretary
                           International Paper Company
                             Two Manhattanville Road
                            Purchase, New York 10577
                                 (914) 397-1500

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                    COPY TO:

                             Jeffrey J. Rosen, Esq.
                              O'Melveny & Myers LLP
                               153 East 53 Street
                          New York, New York 10022-4611
                                 (212) 326-2000


[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.




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         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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News Release:
MEDIA CONTACTS: James Lee, 914-397-1565, or Jack Cox, 914-397-1952

ANALYST CONTACTS: Carol Tutundgy, 914-397-1632; Rochelle Weitzner, 914-397-1623

        INTERNATIONAL PAPER REACHES AGREEMENT TO BUY SHOREWOOD PACKAGING

Thursday, February 17, 2000

Purchase, New York - International Paper (NYSE: IP) agreed to acquire Shorewood Packaging Corporation (NYSE: SWD) in a move that will create the premiere retail packaging company. The all cash transaction values Shorewood at $21 per share. Shorewood produces premium packaging for entertainment, cosmetic, personal care and other consumer products.

"Shorewood is the recognized leader in the fast growing, premium retail packaging market," noted IP Chairman and Chief Executive Officer John Dillon. "This acquisition complements our leading position in bleached board and strengthens our existing retail packaging business. Shorewood is a premiere franchise with a reputation for high quality, value added products and outstanding customer service."

International Paper intends to launch a tender offer promptly for all shares of Shorewood stock at $21 per share, or approximately $600 million. International Paper would also assume approximately $275 million in Shorewood debt. The Boards of Directors of both companies have unanimously approved the transaction.

For the 12-month period ended October 1999, Shorewood had sales of approximately $600 million, operating cash flow of approximately $90 million and operating income of approximately $62 million.

Retail Packaging is the largest segment of International Paper's Consumer Packaging sector, including the sale of bleached board for packaging applications and the manufacture of retail packaging products at 10 plants in the United States. The companies will combine their premium retail packaging operations into a single business to be operated under the Shorewood name. Sales of the new business are projected to be in excess of $750 million.

Shorewood is well positioned in the entertainment segment, an area that is presently growing faster than other retail packaging segments. One third of the company's sales are in this segment, with growth driven by sales of computer software and broader distribution of music, video and other software products.

"Consumer Packaging is a core business for International Paper. The acquisition of Shorewood is a very significant step in our efforts to deliver more value to our customers," noted William Slowikowski, Senior Vice President - Consumer Packaging for International Paper.

"This combination also helps us meet our goals of improving our position in premium packaging and capturing maximum value from our bleached board system. With International Paper's world class bleached board system and Shorewood's leadership in packaging, we will be well



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positioned to provide high quality products and services to customers within the growing premium packaging segment."

"I look forward to the opportunity to lead the expansion of premium retail packaging and to continue Shorewood's tradition of excellence at International Paper," said Marc Shore, Chairman and CEO of Shorewood.

International Paper anticipates annual cost savings of $25 million from the combination as a result of integrating operations, reductions in duplicate overhead costs and improved purchasing efficiencies. Including the identified cost savings, the acquisition of Shorewood is expected to be additive to International Paper's earnings in the first year.

The acquisition is subject to regulatory approval. The transaction is expected to close by the end of March.

International Paper (www.internationalpaper.com) is the world's largest paper and forest products company. Businesses include printing papers, packaging, building materials, chemical products and distribution. As the largest private landowner in the U.S., the company manages its forest under the principles of the Sustainable Forestry Initiative (SFISM) program, a system that ensures the perpetual growing and harvesting of trees while protecting wildlife, plants, soil, air and water quality. Headquartered in the United States at Purchase, N.Y., International Paper has operations in nearly 50 countries, employs nearly 100,000 people and exports its products to more than 130 nations.

Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the computer software, cosmetics and toiletries, food, home video, music, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

                                      ####

This release contains certain forward-looking statements relating to projections of sales and savings. These projections might not materialize if combined sales do not continue at about the same rate or greater than in 1999 or we are unable to achieve the savings we presently anticipate.


THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY. AT THE TIME THE OFFER IS COMMENCED, INTERNATIONAL PAPER WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND SHOREWOOD PACKAGING WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCK HOLDERS OF SHOREWOOD PACKAGING, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

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